SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Robomatix Technologies Ltd. Announces Entering into an Agreement for the Sale of Its Holdings In Edco Technologies 1993 Ltd.in
Consideration for NIS 6 million

        TEL AVIV, Israel, April 2, 2003 /PRNewswire/ — Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), announces further to its announcement of January 16, 2003, that it entered into an agreement, the closing of which is subject to certain conditions, with Berger Holdings 1 (1992) Ltd., a publicly traded company in the Tel Aviv Stock Exchange, for the sale of all of Robomatix’s holdings in Edco Technologies 1993 Ltd. Such holdings include 49.5% of the issued share capital of Edco and a capital note held by Robomatix.

In consideration for the sale of all of the company’s holdings in Edco Robomatix is to be paid NIS 6 million, of which NIS 4 million shall be paid at the closing of the transaction and the balance is to be paid in six equal quarterly installments, linked to the Israeli consumer price index.

The closing of the agreement is subject to the fulfillment of certain conditions including, inter alia, receipt of bank approval, Berger Holdings entering into a shareholders agreement with the remaining shareholders of Edco and receipt of the approval of the Israeli Anti-Trust Controller, if required.

Forward Looking Statements
Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. By:/s/ —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: April 2, 2003